Exhibit 99.1

                              SMHL GLOBAL FUND NO.4


For Distribution Date:   10/09/2003


                          Beginning
                            Period                                                                  Ending         Outstanding
       Original           Investment          Principal           Interest        Total             Period          Principal
Class  Balance              Amount           Distribution       Distribution   Distribution      Invested Amount    Balance
-----  -------              ------           ------------       ------------   ------------      ---------------    -------
 A    USD1,000,000,000.00 USD923,709,388.20 USD121,299,345.82 USD3,139,585.58 USD124,438,931.40 USD802,410,042.38 USD802,410,042.38
 B       AUD30,000,000.00  AUD30,000,000.00          AUD 0.00   AUD410,597.26    AUD 410,597.26  AUD30,000,000.00  AUD30,000,000.00


             Bond           Current Pass
Class       Factor          Through Rates*
-----       ------          --------------
A           $0.802410042      1.55000% * Based on a LIBOR of:  1.33000%
B           $1.000000000      5.09530% * Based on a BBSW of:   4.73000%



AMOUNTS PER $1,000 UNIT
-----------------------

                                                                Ending
           Principal        Interest          Total             Period
Class    Distribution     Distribution     Distribution         Balance
-----    ------------     ------------     ------------         -------
A        USD121.29934582   USD3.39888889   USD124.69823471     USD802.41004238
B          AUD0.0000000   AUD13.6865753     AUD13.6865753    AUD1,000.0000000


Quarterly
Principal      Scheduled                                           Insurance
Distribution   Principal        Prepayments        Liquidations    Proceeds         Total
------------   ---------        -----------        ------------    --------         -----
Class A Per    USD6,094,853.26  USD115,204,492.56  USD0.00         USD0.00          USD121,299,345.82
$1000 unit     USD6.09485326    USD115.20449256    USD0.00000000   USD0.00000000    USD121.29934582

Class B Per    AUD0.0000000     AUD0.0000000       AUD0.0000000    AUD0.0000000     AUD0.0000000
$1000 unit     AUD0.0000000     AUD0.0000000       AUD0.0000000    AUD0.0000000     AUD0.0000000

Collateral Distributions                Current Period        Since Inception       Current Period     Since Inception
------------------------                --------------        ---------------       --------------     ---------------
Beginning Collateral Balance          AUD1,514,277,685.58   AUD1,669,344,262.00   USD923,709,388.20  USD1,018,299,999.82
-Scheduled Principal Payments                9,991,562.72         18,956,196.05        6,094,853.26        11,563,279.59
-Unscheduled Principal Payments            237,973,402.00        393,350,429.56      145,163,775.22       239,943,762.03
+Principal Redraws                          49,113,578.13         58,388,662.60       29,959,282.66        35,617,084.19
-Insurance Proceeds                                  0.00                  0.00                0.00                 0.00
-Liquidation Proceeds                                0.00                  0.00                0.00                 0.00
-Realized Losses from Liquidations                   0.00                  0.00                0.00                 0.00
                                         ----------------      ----------------      --------------       --------------
Ending Collateral Balance             AUD1,315,426,298.99   AUD1,315,426,298.99   USD802,410,042.38  USD  802,410,042.38


Outstanding Mortgage Information              Period             Since Inception         Period            Inception
--------------------------------              ------             ---------------         ------            ---------
Outstanding Principal Balance -
  Fixed rate housing loans                AUD162,344,572.20     AUD184,563,204.01   USD99,030,189.04    USD112,583,554.44
Outstanding Principal Balance -
  Variable rate housing loans           AUD1,183,081,726.79   AUD1,484,781,058.00  USD721,679,853.34    USD905,716,445.38
                                           ----------------      ----------------     --------------       --------------
Total Outstanding Principal Balance     AUD1,345,426,298.99   AUD1,669,344,262.00  USD820,710,042.38   USD1,018,299,999.82



    Quarterly Interest Collections
              Waterfall                                     AUD                             USD
              ---------                                     ---                             ---
INTEREST COLLECTIONS
--------------------
Gross Interest Income Received from Mortgages        AUD22,020,839.67               USD13,432,712.20
Payments from/(to) Fixed/Floating Swap Provider           -115,735.94                     -70,598.92
Payments from/(to) Currency Swap Provider              -14,300,927.89                  -8,723,566.02
Interest Income received from Cash holdings                958,629.92                     584,764.25
Principal Draws                                                  0.00                           0.00
Liquidity Facility Draws                                         0.00                           0.00
                                                      ---------------                ---------------
Net proceeds available for Interest Waterfall         AUD8,562,805.76                USD5,223,311.51


DISTRIBUTION OF INTEREST COLLECTIONS
------------------------------------
Trustee's fee and Expenses                            AUD2,877,290.67                USD1,755,147.31
Interest Carryforward paid to Class A                            0.00                           0.00
Current Interest due to Class A                         19,447,789.50                  11,863,151.60
Payments from swap provider due to  Class A            -14,300,927.89                  -8,723,566.02
Interest Carryforward paid to Class B                            0.00                           0.00
Current Interest due to Class B                            410,597.26                     250,464.33
Other                                                       13,362.57                       8,151.17
Deposit into Cash Collateral Account                             0.00                           0.00
Reimbursement of Principal Draws                                 0.00                           0.00
                                                      ---------------                ---------------
Total Distribution of Interest Collections            AUD8,448,112.11                USD5,153,348.39

Outstanding Deferred Management Fees                    AUD114,693.65                   USD69,963.12

Quarterly Principal Collections                           Since                           Since
Waterfall                                 Period        Inception         Period        Inception
-------------------------------           ------          -----           ------          -----
PRINCIPAL COLLECTIONS
---------------------
Principal Collections from
  outstanding mortgage loans        AUD247,964,964.72   AUD412,306,625.61  USD151,258,628.48  USD251,507,041.62
Principal Redraws from outstanding
  mortgage loans                       -49,113,578.13      -58,388,662.60     -29,959,282.66     -35,617,084.19
Recoveries from previously charged
  off mortgage loans                             0.00                0.00               0.00               0.00
Other                                            0.00                0.00               0.00               0.00
Less: Principal Draws for Interest
  Waterfall                                      0.00                0.00               0.00               0.00
Plus: Reimbursement of Principal
  Draws from Interest Waterfall                  0.00                0.00               0.00               0.00
                                       --------------      --------------     --------------     --------------
Net proceeds available for
  Principal Waterfall               AUD198,851,386.59   AUD353,917,963.01  USD121,299,345.82  USD215,889,957.44

Outstanding Shortfalls and Chargeoffs          Period        Period
-------------------------------------          ------        ------
Principal Draws for Interest Waterfall        AUD 0.00      USD 0.00
Class A Interest Shortfall                        0.00          0.00
Accrued Interest on Class A Interest
Shortfall                                         0.00          0.00
Class B Interest Shortfall                        0.00          0.00
Accrued Interest on Class B Interest
Shortfall                                         0.00          0.00
Class A Charge Offs                               0.00          0.00
Class A Carry Over Charge Offs                    0.00          0.00
Class B Charge Offs                               0.00          0.00
Class B Carry Over Charge Offs                    0.00          0.00
Redraw Charge Offs                                0.00          0.00
Redraw Carry Over Charge Offs                     0.00          0.00

                                                             Since                           Since
Realized Loss Information                       Period     Inception         Period        Inception
-------------------------                       ------     ---------         ------        ---------
Realized Loss on Class A Bonds before
  Mortgage insurance                           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds before
  Mortgage insurance                           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding
  Facility before Mortgage insurance           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00

Realized Loss on Class A Bonds after
  Mortgage insurance                           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Class B Bonds after
  Mortgage insurance                           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00
Realized Loss on Redraw Funding
  Facility before Mortgage insurance           AUD 0.00     AUD 0.00         USD 0.00       USD 0.00

Cash Collateral Account                                          AUD                             USD
-----------------------                                          ---                             ---
Beginning Cash Collateral Account Balance            AUD3,860,694.62                 USD2,355,023.72
+Interest Earned on Cash Collateral Account                49,512.49                       30,202.62
+Deposit from Interest Collections Waterfall                    0.00                            0.00
-Current Period's Cash Collateral Account Draws                 0.00                            0.00
-Current Period's Release to cash collateral provider      49,512.49                       30,202.62
                                                           ---------                       ---------
Ending Cash Collateral Account Balance               AUD3,860,694.62                 USD2,355,023.72

Required Cash Collateral Account Balance             AUD3,288,565.75                 USD2,006,025.11

                                          Percentage
Delinquency Information       # of Loans   of Pool     Loan Balance   % of Pool
-----------------------       ----------   -------     ------------   ---------
31-60 Days                         6        0.05%      695,745.03         0.05%

61-90 Days                         1        0.01%      186,238.78         0.01%
90+ Days (excluding Loans in
  Foreclosures)                    1        0.01%       54,505.14         0.00%

Loans in Foreclosure               0        0.00%               -         0.00%
                                  ---       ----       ----------         ----
Total                              8        0.07%      936,488.95         0.07%


Prepayment Information              Three Month CPR      Life
----------------------              ---------------      ----
                                         40.80%          38.71%